NO ACT

PO 12-22-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



09004141

February 6, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-6-09

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: American Express Company
Incoming letter dated December 22, 2008

Dear Mr. Grossman:

This is in response to your letters dated December 22, 2008 and January 15, 2009 concerning the shareholder proposal submitted to American Express by Kenneth Steiner. We also have received a letter on the proponent's behalf dated January 7, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 22, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of American Express' outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

We are unable to concur in your view that American Express may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that American Express may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that American Express may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that American Express may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that American Express may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that American Express may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 7, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 American Express Company (AXP)
Rule 14a-8 Proposal by Kenneth Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the company December 22, 2008 no action request regarding this rule 14a-8 proposal by Kenneth Steiner with the following text (emphasis added):

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

This proposal topic also won from 55% to 69%-support at the following companies (based on 2008 yes and no votes):

Entergy (ETR)	***55%***	***Emil Rossi (Sponsor)***
International Business Machines (IBM)	***56%***	***Emil Rossi***
Merck (MRK)	***57%***	***William Steiner***
Kimberly-Clark (KMB)	***61%***	***Chris Rossi***
CSX Corp. (CSX)	***63%***	***Children's Investment Fund***
Occidental Petroleum (OXY)	***66%***	***Emil Rossi***
FirstEnergy Corp. (FE)	***67%***	***Chris Rossi***
Marathon Oil (MRO)	***69%***	***Nick Rossi***

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The company's speculative misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal to back up its speculative misinterpretations in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of speculative or highly speculative meanings for the resolved statements of rule 14a-8 proposals.

The company does not explain why it does not alternatively back up its (i)(3) objection by requesting that the second sentence of the resolved statement be omitted.

The company objection is confused because it creates the false assumption that the resolved statement of shareholder proposals on established topics such as declassifying the board are principally directed to the members of the board in their capacity as individual shareholders.

Thus the well-established 2008 Invacare Corporation proposal in the next paragraph, that was voted at the 2008 Invacare annual meeting (and all similar proposals), could be excluded henceforth using the same company concept in the no action request. Specifically through a claim that the Invacare proposal is in reality asking the board to declassify the board and yet it is limiting this request and calling for the board to only act in the capacity of individual shareholders to declassify the board (and individual shareholders have no power to declassify the board).

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

The company does not support its speculative meaning by establishing that the directors can now call a special meeting of shareholders on impermissible shareholder matters. Nor does the company claim that the directors can now call a special shareholder meeting and bypass the company.

The company's citing of 2008 proposals with text about "no restriction," which is not used in the 2009 rule 14a-8 proposal, appears to be a company attempt to confuse the word "exception" with the old "no restriction" wording. An "exception" is vastly different and an exception in the context of this proposal would be a company device to hamstring an apparent shareholder right to call a special meeting, while the "no restriction" text from 2008 could be viewed as an unlimited right by shareholders.

Shareholders should not be denied the opportunity to vote on this topic in 2009. The following resolved text, which was excluded in 2008 at some companies as the company notes, nonetheless received 39% to 48% support at five major companies in 2008:
RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%
CVS Caremark (CVS)	48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

The company (i)(2) objection appears to be dependent on unqualified acceptance of its (i)(3) objection and hence gratuitous.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(3) and (i)(2) objections and hence gratuitous.

The outside opinion appears to be to be dependent on unqualified acceptance of the company's (i)(3) objection.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Stephen P Norman <stephen.p.norman@aexp.com>

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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January 15, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Response Letter of John Chevedden to No-Action Request of American Express Company

Dear Sir or Madam:

We are writing on behalf of our client, American Express Company, a New York corporation (the "Company"), in response to the letter, dated January 7, 2009 (the "Response Letter"), from John Chevedden (on behalf of Kenneth Steiner) (the "Proponent") regarding the Proponent's shareholder proposal and supporting statement submitted to the Company on October 9, 2008 (the "Proposal"). On December 22, 2008, the Company submitted a letter (the "No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, regarding the Company's intention to omit the Proposal from the proxy materials to be distributed by the Company in connection with its 2009 annual meeting of shareholders.

Upon a review of the Response Letter, it came to our attention that the wording of the Proposal included in the Response Letter differed in certain respects from that set forth in the No-Action Request. The Company has subsequently confirmed that on November 10, 2008 and prior to the Company's Rule 14a-8 deadline, the Proponent timely modified the Proposal to read as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Notwithstanding the Proponent's attempt to reduce the confusion inherent in the Proposal's second sentence through a slight revision to the Proposal, we and the Company continue to believe that the Proposal, as modified, suffers from the same infirmities set forth in the No-Action Request.

In the Response Letter, the Proponent places great weight on five purportedly similar proposals that appeared in the proxy statements of five major corporations in 2008, but fails to note that such proposals did not include the Proposal's confusing second sentence, which is at the heart of the Company's concerns over including the Proposal in its proxy materials. That a similar (but less confusing and less internally inconsistent) proposal was not excluded by some companies last year is hardly sufficient grounds for permitting the Proposal, with its impermissibly vague and indefinite wording, to confuse the Company's shareholders at this year's annual meeting. In addition, contrary to the Proponent's assertion, the vote totals at these five companies are not "evidence of the importance of this topic to shareholders," but rather evidence only of the fact that these proposals were allowed to proceed to a vote. These totals provide no evidence whatsoever that shareholders did not find these proposals confusing or even that shareholders understood the matter on which they were voting.

The Company is disappointed by the Proponent's baseless claim that it is attempting to deny shareholders the opportunity to vote on the topic of special meetings. The Company would have no objection to including the Proposal if it were clearly written and not subject to a number of differing interpretations.[1] As explained in the No-Action Request, however, the Proposal is so riddled with inconsistencies and subject to conflicting interpretations, in addition to its possible

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[1] On this point, the Company notes the alternative ways in which the Proposal has been interpreted by other companies receiving the same Proposal. *See, e.g.*, *Halliburton Co.* (incoming no-action request filed December 22, 2008) (interpreting "holders of 10% of our outstanding common stock" to require ownership of exactly 10%); and *Verizon Communications Inc.* (incoming no-action request filed December 15, 2008) (interpreting the limitation on "exception or exclusion conditions" to potentially apply to procedural and notice provisions or the subject matter of special meetings).

violation of New York law, as to render it wholly incapable of being understood by the Company's shareholders. Shareholders are entitled to know with precision the matter on which they are voting so that they can evaluate the full consequences of their vote. The Proposal does not afford the Company's shareholders with this opportunity, and the Company's shareholders should not be forced to make an uninformed decision on a vague and indefinite shareholder proposal, the interpretation of which remains under significant dispute in the corporate bar.

Finally, the Company categorically rejects the Proponent's assertion that it should have permitted the Proponent to amend the Proposal to omit the confusing second sentence. Both Messrs. Chevedden and Steiner are sophisticated investors who have submitted literally hundreds of shareholder proposals over the years.[2] Granting the Proponent a second opportunity in order to further "clarify" the Proposal would completely vitiate the deadline and process for disqualification of proposals clearly established in Rule 14a-8. The Proponent had ample opportunity to prepare a clear and unambiguous proposal, but elected instead to submit a proposal containing significant inconsistencies and subject to differing interpretations. The Staff should not condone the Proponent's failure to submit a proposal meeting the requirements of Rule 14a-8, and the Company urges that the Staff not give the Proponent an opportunity to amend the defective Proposal.

* * *

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-2116.

Very truly yours,



Richard J. Grossman

cc: Stephen P. Norman, American Express Company
Carol V. Schwartz, American Express Company
Kenneth Steiner
John Chevedden (olmsted7p@earthlink.net)

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[2] According to a recent analysis by RiskMetrics Group, Mr. Chevedden has already filed over 120 shareholder proposals during this proxy season.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
(212) 735-2116
DIRECT FAX
(917) 777-2116
EMAIL ADDRESS
RICHARD.GROSSMAN@SKADDEN.COM

December 22, 2008

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: American Express Company -- Omission of Shareholder Proposal Submitted by Kenneth Steiner

Dear Sir or Madam:

We are writing on behalf of our client, American Express Company, a New York corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner, with John Chevedden and/or his designee authorized to act as Mr. Steiner's proxy (together, the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2009 annual meeting of shareholders.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing to the Staff (i) this letter and (ii) the Proposal and cover letter, dated October 9, 2008, submitted by the Proponent and attached as Exhibit A. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

I. THE PROPOSAL

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

The Company requests that the Staff concur with the Company's view that the Proposal may be excluded from the Proxy Materials because (i) in violation of Rule 14a-8(i)(3), the Proposal is vague and indefinite in substantial part and thus materially false and misleading in violation of Rule 14a-9; (ii) in violation of Rule 14a-8(i)(2), the Proposal, if implemented, would cause the Company to violate state law; and (iii) in violation of Rule 14a-8(i)(6), the Company lacks the power or authority to implement the Proposal.

II. BASES FOR EXCLUDING THE PROPOSAL

A. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because it is Vague and Indefinite and thus Materially False and Misleading in Violation of Rule 14a-9

1. *Background of Relief Under Rule 14a-8(i)(3)*

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and related supporting statement from its proxy materials if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Section B.4. of Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB No. 14B"); *see also* Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) (stating that "it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"). The Company believes that the Proposal is sufficiently vague and indefinite so as to fit comfortably within the bounds of the Staff's prior no-action relief under Rule 14a-8(i)(3).

The Staff, in numerous no-action letters, has previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) where the proposals have failed to define key terms or where the meaning and application of terms or standards under the proposals "would be subject to differing interpretations." *Fuqua Industries, Inc.* (publicly available March 12, 1991). *See, e.g., Bank of America Corp.* (publicly available February 25, 2008) (concurring with the exclusion of a proposal requesting that the company not involve itself in activities that support coal mines or the construction of coal-burning power plants because the proposal was vague and indefinite as to what activities the company was to refrain from undertaking); *Wendy's International, Inc.* (publicly available February 24, 2006) (concurring with the exclusion of a proposal requesting a report on the progress made toward "accelerating development" of certain humane slaughter techniques because the proposal was vague and indefinite as to what "accelerating" and "development" meant); *Prudential Financial, Inc.* (publicly available February 16, 2006) (concurring with the exclusion of a proposal urging the board of directors to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" because the proposal failed to define critical terms and was subject to differing interpretations); *The Ryland Group, Inc.* (publicly available January 19, 2005) (concurring with the exclusion of a proposal that the company compile a report on its compliance with certain sustainability guidelines because the proposal was vague and indefinite as to how such compliance was to be measured); and *First Energy Corp.* (publicly available February 19, 2004) (concurring with the exclusion of a proposal urging the board of directors to change the company's governing documents relating to shareholder approval of shareholder proposals because the requested vote requirement was vague and misleading).

The Staff has also previously granted no-action relief with respect to the exclusion of shareholder proposals requesting that a company's board of directors amend its certificate of incorporation or bylaws on the grounds that such proposals were vague and indefinite. *See Alaska Air Group, Inc.* (publicly available April 11, 2007) (concurring with the exclusion of a shareholder proposal requesting that the board of directors amend the company's organizational documents to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite"); and *Peoples Energy Corp.* (publicly available December 10, 2004) (concurring with the exclusion of a proposal requesting that the board of directors amend the company's organizational documents "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect" as vague).

2. *The Proposal is Impermissibly Vague and Indefinite*

As drafted, the Proposal is subject to numerous (and often conflicting) interpretations. The vague and indefinite nature of the Proposal makes it impossible for all of the Company's shareholders—not to mention the Company itself—to clearly and unequivocally understand the actions or measures the Proposal would require if adopted. As previously noted, the Staff has granted no-action relief under Rule 14a-8(i)(3) where the meaning and application of terms or standards under the proposals "would be subject to differing interpretations." *Fuqua Industries, supra.* For example, the Proposal can reasonably be interpreted to require (i) that shareholders who are also "members of management and/or the board" be excluded from those shareholders permitted to call a special meeting; (ii) that the board of directors of the Company (the "Board") collectively own 10% of the Company's outstanding common stock in order to call a special meeting of shareholders; (iii) that shareholders be entitled to call special meetings directly, without submitting a prior request for a meeting to the Company; and (iv) that shareholders be permitted to call a special meeting on any matter, including with respect to items not appropriate (or permissible) for shareholder action. To allow shareholders to take action on a proposal this hopelessly vague and indefinite would run counter to the clear principles articulated by the Staff in SLB No. 14B (not to mention the spirit of Rule 14a-9), in addition to being inconsistent with the Staff's prior no-action practices. *See, e.g., Philadelphia Electric Co.* (publicly available July 30, 1992) (concurring with the exclusion of a proposal that was "so inherently vague and indefinite that neither the shareholders . . . nor the company . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); and *NYNEX Corp.* (publicly available January 12, 1990) (concurring with the exclusion of a proposal that was "so inherently vague and indefinite" that any action by the company "could be significantly different from the action envisioned by shareholders voting on the proposal").

On numerous prior occasions, the Staff has concurred that shareholder proposals submitted by the Proponent and similar to the Proposal were vague and indefinite and could therefore be properly excluded under Rule 14a-8(i)(3). These proposals, each of which requested that the company's board of directors amend the company's organizational documents "in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting" (the "2008 Chevedden Proposal"), were, if anything, significantly less confusing than the Proposal. *See, e.g.*, *Raytheon Co.* (publicly available March 28, 2008); *Office Depot, Inc.* (publicly available February 25, 2008); *Mattel Inc.* (publicly available February 22, 2008); *Schering-Plough Corp.* (publicly available February 22, 2008); *CVS Caremark Corp.* (publicly available February 21, 2008); *Dow Chemical Co.* (publicly available January 31, 2008); *Intel Corp.* (publicly available January 31, 2008); *JPMorgan Chase & Co.* (publicly available January 31, 2008); *Safeway Inc.* (publicly available January 31, 2008); *Time Warner Inc.* (publicly available January 31, 2008); *Bristol Myers Squibb Co.* (publicly available January 30, 2008); *Pfizer Inc.* (publicly available January 29, 2008); and *Exxon Mobil Corp.* (publicly available January 28, 2008).

In certain of the letters requesting no-action relief in connection with the exclusion of the 2008 Chevedden Proposal, companies argued that the "no restriction" language found in the 2008 Chevedden Proposal was unclear. *See Schering-Plough, supra* (arguing that the "no restriction" language left unclear "whether the proposal would give the board of directors the discretion to apply reasonable standards or procedures for determining whether or when to call a special meeting in response to a shareholder's request"); and *Time Warner, supra* (arguing that the "no restriction" language left unclear whether the intent was to, among other things, prohibit restrictions on the subject matter or timing of shareholder-requested special meetings). It is useful to contrast the language used in the 2008 Chevedden Proposal (mandating that there be "no restriction on the shareholder right to call a special meeting") with the language found in the Proposal ("such by-law and/or charter text will not have any exception or exclusion conditions"). To the extent that the "no restriction" language in the 2008 Chevedden Proposal was impermissibly vague and indefinite, the language in the Proposal suffers from, at the very least, the same defect (and when read in the context of the entire Proposal is likely significantly more confusing).

3. *The Proposal is Internally Inconsistent*

In addition to being vague and indefinite, the internal inconsistencies of the Proposal make it very difficult for either the Company or its shareholders to understand the precise actions or measures the Proponent is requesting the Company to implement. More specifically, the Proposal consists of two sentences, the first of which requests the Board to take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." In an apparent effort to clarify the first sentence, the second sentence of the Proposal states that any "such bylaw and/or charter text . . . not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." However, the very amendment requested by the Proposal includes language that constitutes an "exclusion condition"—namely, that holders of *less than 10%* of the Company's outstanding common stock are not permitted to call a special meeting—of just the type that would be impermissible pursuant to the second sentence.[1] Thus, the bylaw or charter amendment requested by the first sentence of the Proposal would be inconsistent with the "no exception" requirement of the second sentence of the Proposal. Given the inconsistency between the first and second sentences of the Proposal, neither the Company nor its shareholders can know with precision what the Proposal requires (that is, what other "exception or exclusion conditions" would be permissible, if any). The Staff has previously recognized that a proposal that is internally inconsistent is also vague and indefinite and may therefore be excluded under Rule 14a-8(i)(3). *See Verizon Communications Inc.* (publicly available February 21, 2008) (concurring with the exclusion of a proposal where the two requirements for calculating compensation awards, in the form of a maximum limit on the size of compensation awards and a general requirement for calculating the size of compensation awards, were inconsistent with each other); and *Boeing Co.* (publicly available February 16, 1999) (concurring with the exclusion of a proposal because of inconsistencies between specific limitations on the number and identity of directors serving multiple-year terms with the process provided for shareholders to elect directors to multiple-year terms).

4. *Exclusion of the Proposal Under Rule 14a-8(i)(3)*

The vague and indefinite nature of the Proposal, in addition to its internal inconsistencies, is such that neither the Company nor its shareholders could

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[1] Under New York law, shareholders are not statutorily subject to a 10% stock ownership requirement in order to call a special meeting.

possibly determine with any reasonable degree of precision the exact actions or measures the Proponent is requesting the Company to implement. "Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." New York City Employees' Retirement Sys. v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992). Because the Proposal is so vague and indefinite as to be false and misleading under Rule 14d-9, the Company believes that it may exclude the Proposal in reliance on Rule 14a-8(i)(3).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it to "violate any state, federal or foreign law to which it is subject." The Company is incorporated under the laws of the State of New York. For the reasons set forth below and in the legal opinion regarding New York law attached as Exhibit B (the "New York Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because certain interpretations of the Proposal are impermissible under New York law.

The New York Law Opinion posits two interpretations of the Proposal, referred to as Interpretation A and Interpretation B. Under Interpretation A, the Proposal would prevent shareholders who are members of "management and/or the board" from calling a special meeting, even if such shareholders (either collectively or with other shareholders who are not members of "management and/or the board") held 10% of the Company's outstanding common stock. Under Interpretation B, the Proposal would impose a 10% stock ownership threshold on the ability of the Board to call a special meeting of shareholders (*i.e.*, the members of the Board would need to satisfy the 10% stock ownership threshold applicable to shareholders before they could call a special meeting).

If the Company were to implement the Proposal as contemplated by Interpretation A, it would have the effect of "treating the shares held by members of 'management and/or the board' differently (and unequally) from the shares held by all other shareholders (in that the shares held by members of 'management and/or the board' would not have the right to call a special meeting)." As more fully explained in the New York Law Opinion, such unequal treatment would violate New York law. More specifically, Section 501(c) of the New York Business Corporation Law (the "BCL") requires that "each share shall be equal to every other share of the same class." *N.Y. Bus. Corp. Law* § 501(c) (2008). Yet, under Interpretation A, the Company would be required to unlawfully differentiate the rights of shareholders who are members of "management and/or the board" from the rights of all other holders, in that shares held by holders who are members of "management and/or the board" would be excluded from those shares that count toward the 10% threshold required to call a special meeting. Accordingly, implementation of the Proposal as contemplated by Interpretation A would cause the Company to violate New York law because the Proposal would impermissibly treat those shares held by members of "management and/or the board" differently from all other shares.[2]

If the Company were to implement the Proposal as contemplated by Interpretation B, it would have the effect of "requir[ing] that the Board hold 10% of the Company's outstanding common stock in order to call a special meeting of shareholders." As more fully explained in the New York Law Opinion, such a requirement would violate of New York law. More specifically, Section 602(c) of the BCL provides that "[s]pecial meetings of the shareholders may be called by the board." *N.Y. Bus. Corp. Law* § 602(c) (2008). The BCL does not provide any means (such as through a minimum stock ownership requirement) to circumscribe that right and power, whether pursuant to the corporation's certificate of incorporation or bylaws. Yet, under Interpretation B, the ability of the Board to call a special meeting of shareholders would be conditioned upon its members holding 10% of the Company's outstanding common stock. In addition to being directly contrary to Section 602(c) of the BCL, such a condition precedent to the Board's ability to act, which condition operates irrespective of the Board's judgment and discretion, would impermissibly interfere with the discharge of the Board's fiduciary duties under New York law. Accordingly, implementation of the Proposal as contemplated by Interpretation B would cause the Company to violate New York law because the requirement that the Board hold 10% of the Company's outstanding common stock in order to call a special meeting of shareholders is impermissible.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of shareholder proposals that requested the adoption of an amendment to a company's certificate of incorporation or bylaws that, if implemented, would violate state law. *See, e.g.*, *PG&E Corp.* (publicly available February 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections when Section 708(c) of the California Corporation Code required

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[2] The Staff has previously granted no-action relief (under the predecessor to Rule 14a-8(i)(2)) with respect to the omission of a proposal that was unlawful under Section 501(c) of the BCL. *See Sears, Roebuck & Co.* (publicly available January 13, 1993) (excluding a proposal as unlawful under Section 501(c) of the BCL because it contemplated the adoption of provisions that would have resulted in disparate voting rights within the same class of stock).

that plurality voting be used in the director elections); *Hewlett-Packard Co.* (publicly available January 6, 2005) (concurring with the exclusion of a proposal recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of Section 212(a) of the Delaware General Corporation Law (the "DGCL")); *GenCorp Inc.* (publicly available December 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's articles of incorporation providing that every shareholder resolution approved by a majority of the votes cast be implemented by the company because the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code); *Boeing Co.* (publicly available March 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring shareholder approval be approved by a simple majority because the proposal would conflict with certain provisions of the DGCL requiring a vote of at least a majority of the outstanding shares); and *Tribune Co.* (publicly available February 22, 1991) (concurring, under predecessor Rule 14a-8(c)(2), with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting because the proposal would conflict with Sections 213 and 222 of the DGCL).

Under Interpretation A, the Proposal would provide that shareholders who are members of "management and/or the board" would not be permitted to call a special meeting, even if such shareholders (either collectively or with other shareholders who are not members of "management and/or the board") held 10% of the Company's outstanding common stock. Under Interpretation B, the Proposal would provide that the members of the Board would need to satisfy the 10% stock ownership threshold before they could call a special meeting of shareholders. As discussed above and in the New York Law Opinion, the implementation of the Proposal as contemplated by either Interpretation A or Interpretation B would result in the Company violating New York law. Accordingly, the Company believes that it may exclude the Proposal in reliance on Rule 14a-8(i)(2).

C. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because the Company Would Lack the Power or Authority to Implement the Proposal

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The predecessor to Rule 14a-8(i)(6) provided that a proposal could be omitted from proxy materials if the proposal was "beyond the issuer's power to effectuate." The Staff has previously concurred in the exclusion of a proposal, on grounds that it would be beyond the company's power to effectuate, because the proposal was "so vague and indefinite that a registrant would be unable to determine what action should be taken" if the proposal were adopted. *International Business Machines Corp.* (publicly available January 14, 1992) (interpreting Rule 14a-8(c)(6), the predecessor to Rule 14a-8(i)(6)).[3] As more fully explained in Section II.A., the Proposal is hopelessly vague and indefinite and the Company would be unable to determine what actions should be taken if the Proposal were adopted. Accordingly, the Company believes that the Proposal may be excluded in reliance on Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

The Staff has also previously concurred in the exclusion of proposals that, if adopted by the company's shareholders, would cause the company to violate applicable state law. *See Noble Corp.* (publicly available January 19, 2007) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)); *SBC Communications Inc.* (publicly available January 11, 2004) (same); *Xerox Corp.* (publicly available February 23, 2004) (same); and *Sears, Roebuck & Co.* (publicly available February 17, 1989) (same, under predecessor rule); *see also* SLB No. 14D, Section B. As more fully explained in Section II.B., under at least two reasonable interpretations of the Proposal, implementation thereof would cause the Company to violate New York law. Accordingly, the Company believes that the Proposal may be excluded in reliance on Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

III. CONCLUSION

For the reasons stated above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Proxy Materials pursuant to (i) Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9, (ii) Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law, and (iii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

This letter is being filed with the Commission pursuant to Rule 14a-8(j) no later than 80 calendar days before the Company intends to file its definitive Proxy Materials.

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[3] In proposing revisions to the rules governing shareholder proposals, the Commission indicated that new Rule 14a-8(i)(6) was to be interpreted in the same manner as prior Rule 14a-8(c)(6). *See* Exchange Act Release No. 34-39093 (September 18, 1997).

On behalf of the Company, we request that the Staff e-mail a copy of its response to this letter to the undersigned (richard.grossman@skadden.com) and to the Proponent ***FISMA & OMB Memorandum M-07-16***

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-2116.

Very truly yours,



Richard J. Grossman

cc: Stephen P. Norman, American Express Company
Carol V. Schwartz, American Express Company
Kenneth Steiner
John Chevedden ***FISMA & OMB Memorandum M-07-16***

Exhibit A

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Kenneth I. Chenault
Chairman of the Board
American Express Company (AXP)
World Financial Center
New York NY 10285

Rule 14a-8 Proposal

Dear Mr. Chenault,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



Kenneth Steiner

10/9/08
Date

cc: Stephen P. Norman <stephen.p.norman@aexp.com
Corporate Secretary
PH: 212 640-2000
FX: 212-640-0135

[AXP: Rule 14a-8 Proposal, October 20, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

In a step to improve our corporate governance our board amended the company charter on May 2, 2008 to eliminate the statutory super-majority vote requirement for actions regarding mergers, sales or dissolution of the company.

However the merits of this Special Shareowner Meetings proposal should be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in Executive Pay – $26 million.
- We had no shareholder right to:
  1) Cumulative voting.
  2) To act by written consent.
  3) To call a special meeting.
- We had no independent Chairman or Lead Director – Independence concern.

Additionally:

- Seven of our directors served on 7 boards rated D or F by The Corporate Library:

Kenneth Chenault	International Business Machines (IBM)
Charlene Barshefsky	Estee Lauder (EL)
Charlene Barshefsky	Intel (INTC)
Robert Walter	Yum! Brands (YUM)
Edward Miller	Korn/Ferry (KFY)
Ursula Burns	Boston Scientific (BSX)

Peter Chernin News Corporation (NWS)

• Richard McGinn, also serving on our executive pay and nomination committees, was designated a "Problem Director" by TCL due to his tenure at Lucent when Lucent improperly booked $679 million in revenues while he was a key executive. Also Mr. McGinn received about 7-times as many of our withhold votes as some of our other directors.
• Robert Walter and Peter Chernin were designated as "Accelerated Vesting" directors by TCL.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Exhibit B

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

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December 22, 2008

American Express Company
World Financial Center
200 Vesey Street
New York, New York 10285

RE: American Express Company 2009 Annual Meeting;
Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

You have requested our opinion as to certain matters of New York law in connection with a proposal (the "Proposal") submitted by Kenneth Steiner, with John Chevedden acting as his proxy, to American Express Company, a New York corporation (the "Company"), for inclusion in the Company's proxy statement for its 2009 annual meeting of shareholders.

In rendering the opinions set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the following:

(a) the Restated Certificate of Incorporation of the Company, as amended and as currently in effect (the "Charter");

(b) the Bylaws of the Company, as currently in effect (the "Bylaws"); and

(c) the Proposal, submitted to the Company by facsimile transmission on October 20, 2008, and the supporting statement thereto.

In our examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies.

Members of our firm are admitted to the bar of the State of New York, and we do not express herein any opinion as to the laws of any other jurisdiction. The opinions expressed herein are based on the New York Business Corporation Law (the "BCL") and New York law in effect on the date hereof, which law is subject to change with possible retroactive effect.

I. THE PROPOSAL

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

II. INTERPRETATIONS OF THE PROPOSAL

As a fundamental matter, we note that the language of the Proposal (particularly the second sentence) is confusing and ambiguous and subject to several possible interpretations. Although certain of these interpretations may result in the proposal being legally permissible under New York law, certain other interpretations would result in the Proposal not being permissible under New York law.

We believe that two reasonable interpretations of the Proposal are as follows:

A. That any bylaw and/or charter amendment adopted pursuant to the Proposal would provide any shareholders holding 10% of the Company's outstanding common stock with the ability to call a special meeting, other than those shareholders who are members of "management and/or the board." Accordingly, shareholders who are members of "management and/or the board" would not be permitted to call a special meeting, even if such shareholders (either collectively or with other shareholders who are not members of "management and/or the board") held 10% of the Company's outstanding common stock. We refer to this interpretation of the Proposal as "Interpretation A."

B. That any bylaw and/or charter amendment adopted pursuant to the Proposal would provide that any exception or exclusion condition applied to shareholders pursuant to such amendment would also apply to "management and/or the board." Accordingly, because the first sentence of the Proposal imposes a 10% stock ownership condition on the ability of shareholders to call a special meeting, the same condition would apply to the ability of the Company's board of directors (the "Board") to call a special meeting of shareholders (*i.e.*, the members of the Board would need to satisfy the 10% stock ownership condition before they could call a special meeting). We refer to this interpretation of the Proposal as "Interpretation B."

The opinions set forth below are subject to the following further qualifications, assumptions and limitations:

(a) we have assumed that the Company would choose either Interpretation A or Interpretation B as its interpretation of the Proposal and would take only those actions called for by that interpretation; and

(b) we have assumed that implementation of the Proposal (which is precatory in nature) would require the Company to take the necessary steps to amend the Charter or the Bylaws to give holders of 10% of the Company's outstanding common stock the power to call a special meeting.

III. ANALYSIS

A. Implementation of the Proposal as Contemplated by Interpretation A Would Violate New York Law

Under the BCL, each share of a corporation belonging to the same class of shares must "be equal to every other share of the same class." *N.Y. Bus. Corp. Law* § 501(c) (2008). By interpreting and implementing the Proposal as contemplated by Interpretation A, the Company would impermissibly violate New York law because such implementation would unlawfully differentiate the rights of shareholders who are members of "management and/or the board" from the rights of all other shareholders. That is, shares held by shareholders who are members of "management and/or the board" would be excluded from those shares that count toward the 10% threshold required to call a special meeting. As a result, shareholders who are members of "management and/or the board" would be treated differently from all other holders of the Company's common stock. Although the BCL permits a corporation to alter the rights afforded to the holders of different *classes* of stock, it is not permissible for a corporation to vary the rights of holders within the same class.[1] 1 White et al., White New York Business Entities § 501.01 (14th ed. 2008).

When faced with a situation where shares in the same class have not been afforded equal treatment, New York courts have been consistent in upholding the plain meaning of Section 501(c) and finding that all shares in the same class must be treated equally. In a case involving an unequal distribution of tax benefits to holders of the same class of shares, New York's highest court, the Court of Appeals, looked to Section 501(c) to determine that such unequal treatment was illegal. Cawley v. SCM Corp., 72 N.Y.2d 465, 473-74 (1988). Similarly, in a case dealing with unequal payouts to shareholders of the same class, a different New York court also found Section 501(c) to prohibit unequal treatment among shares in the same class. Beaumont v. American Can Co., 533 N.Y.S.2d 145 (N.Y. App. Div.1990), *citing* Cawley, 72 N.Y.2d at 473-74.[2]

Section 501(c) provides that unequal treatment of holders of the Company's common stock is impermissible in that there can be no lawful differentiation between the rights of holders of the same class of shares. By treating the shares held by members of "management and/or the board" differently (and unequally) from the shares held by all other shareholders (in that the shares held by members of "management and/or the board" would not have the right to call a special meeting), implementation of the Proposal as contemplated by Interpretation A would violate New York law.

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[1] Section 501(c) contains two exceptions to this rule that are not applicable to the present situation. However, it is instructive that, although the New York Legislature has adopted these exceptions to Section 501(c), it has not altered the general rule of Section 501(c) and its prohibition of unequal treatment of shares in the same class. *See infra*, note 2.

[2] In Fe Bland v. Two Trees Mgmt. Co., 66 N.Y.2d 556 (1984), the Court of Appeals invalided the decision of a co-op board to charge disparate fees (so-called "flip taxes") to different shareholders on the basis that, under Section 501(c), such flip taxes constituted disparate treatment of shareholders of the same class (because charging different fees to owners of the same number of shares of the same class could only mean that such shares had different relative rights). In response, the New York Legislature amended Section 501(c) to exempt residential co-ops—but not any other type of corporation—from the equal treatment requirements of Section 501(c). *See* N.Y. Assem. Debate over Bill No. 9329-C (statement by Mr. Koppel) (May 12, 1986).

B. Implementation of the Proposal as Contemplated by Interpretation B Would Violate New York Law

The BCL provides that "[s]pecial meetings of the shareholders may be called by the board and by such person or persons as may be authorized by the certificate of incorporation or the by-laws." *N.Y. Bus. Corp. Law* § 602(c) (2008). Section 602(c) neither qualifies this power nor contemplates any limit, modification or restriction thereof. Under Section 602(c), a corporation's board of directors possesses the unfettered right and power to call a special meeting of shareholders, and the BCL does not provide for any means (such as through a minimum stock ownership requirement) to circumscribe that right and power, whether pursuant to the corporation's certificate of incorporation or bylaws. By interpreting and implementing the Proposal as contemplated by Interpretation B, the Company would impermissibly violate New York law because such implementation would impose a 10% ownership requirement on the Board's ability to call a special meeting of shareholders.

The absolute and unqualified right of a board of directors to call a special meeting of shareholders is supported by other sections of the BCL. Section 602(d) provides that "*[e]xcept as otherwise required by this chapter*, the by-laws may designate reasonable procedures for the calling and conduct of a meeting of shareholders, including but not limited to specifying . . . who may call and who may conduct the meeting" (emphasis added). *N.Y. Bus. Corp. Law* § 602(d) (2008). The logical interpretation of this exception, which qualifies the entire first sentence of Section 602(d), is that it serves as a prophylactic to prevent any procedures adopted pursuant to Section 602(d) from usurping the board's power to call a special meeting pursuant to Section 602(c). Had it been the intention of the New York Legislature to permit procedures adopted pursuant to Section 602(d) to, for example, limit the ability of a board to call a special meeting of shareholders—in other words, for these procedures to "override" the right granted to the board by Section 602(c)—there would have been no need to qualify Section 602(d).[3] In New York, the general rule

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[3] Support for this proposition can also be found in other sections of the BCL. Under Section 603(a), if, for a period of 13 months after the formation of a corporation or its last annual meeting, "there is a failure to elect a sufficient number of directors to conduct the business of the corporation, the board shall call a special meeting for the election of directors." *N.Y. Bus. Corp. Law* § 603(a) (2008). If the board fails to call a special meeting (or if the meeting is held but directors are not elected), holders of 10% "of the corporation's shares entitled to vote in an election of directors may, in writing, demand the call of a special meeting . . . [and] [t]he secretary of the corporation upon receiving the written demand shall promptly give notice of such meeting." The absence of any exception (such as that found in Section 602(d)) to the statutory right to a special meeting provided by Section 603(a) can only mean that the Legislature intended

of construction is that the Legislature must have intended what it plainly and unequivocally did, and if the language employed is plain it affords conclusive evidence of the Legislature's intent. People v. Gitlow, 187 N.Y.S. 783 (N.Y. App. Div. 1921), *aff'd*, 234 N.Y. 132, *remittitur amended*, 234 N.Y. 539, *petition granted* 260 U.S. 703 (1922), *aff'd*, 268 U.S. 652 (1925). To read Section 602(c) as not fitting squarely within the exception to Section 602(d) would be inconsistent with the language adopted by the Legislature. *See* Patrolmen's Benevolent Ass'n. of the City of New York v. City of New York, 41 N.Y.2d 205, 208 (1976) (finding that "where the statutory language is clear and unambiguous, the court should construe it so as to give effect to the plain meaning of the words used"). The satisfaction of an ownership threshold before a board can call a special meeting of shareholders is inconsistent with the plain meaning of Section 602(c).[4]

In addition to being incompatible with the BCL, implementation of the Proposal as contemplated by Interpretation B is inconsistent with settled New York case law. New York courts have consistently upheld the inviolate nature of the powers of the board of directors of a New York corporation. In Hoyt v. Thompson's Ex'r, 19 N.Y. 207, 216 (1859), the Court of Appeals recognized that "the powers of the board of directors are, in a very important sense, original and undelegated. The stockholders do not confer, nor can they revoke, those powers." The Court of Appeals has also cautioned that boards must be in a position to exercise those powers granted by statute, stating that all "powers directly conferred by statute, or impliedly granted, of necessity, must be exercised by the directors." Manson v. Curtis, 223 N.Y. 313, 322 (1918).

As in many states, the BCL provides that "the business of a corporation shall be managed under the direction of its board of directors." *N.Y. Bus. Corp. Law* § 701 (2008). If implemented as contemplated by Interpretation B, the Proposal would strip the Board of its ability to call a special meeting of shareholders

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this section to abrogate any other rights or restrictions in the BCL with respect to the call of a special meeting in the narrow circumstances contemplated by Section 603(a). The contrast between the absolute language of Section 603(a) and the qualified language of Section 602(d) is significant.

[4] Other sections of the BCL contain similar restrictions on the right of a corporation to adopt amendments to its certificate of incorporation or bylaws that are inconsistent with law. *See, e.g., N.Y. Bus. Corp. Law* § 402(c) (2008) (providing that "[t]he certificate of incorporation may set forth any provision, not inconsistent with this chapter or any other statute of this state, relating to . . . the rights or powers of its . . . directors") and §§ 202(a)(11) and 601(b) (providing that the bylaws may contain any provision relating to rights or powers of a corporation's directors, subject to the express instruction that such bylaw is not inconsistent with "this chapter or any other statute of this state").

unless one or more directors held at least 10% of the Company's outstanding common stock—even if the Board found the special meeting necessary in connection with the discharge of its fiduciary duties. However, the fiduciary duties of New York directors are unremitting and do not abate during those times when the directors fail to meet a specified stock ownership threshold. *See* Alpert v. 28 Williams St. Corp., 63 N.Y.2d 557, 568 (1984) (finding that directors "have an obligation to all shareholders to adhere to fiduciary standards of conduct and to exercise their responsibilities in good faith when undertaking any corporate action"). Such a condition precedent to the Board's ability to act, which condition operates irrespective of the Board's judgment and discretion, would impermissibly interfere with the discharge of its duties under New York law.[5] *See* Glekel v. Gluck, 321 N.Y.S.2d 956 (N.Y. App. Div. 1971), *rev'd on other grounds*, 30 N.Y.2d 93 (1972).

Section 602(c) grants the board of directors of a New York corporation the absolute and unqualified right to call a special meeting of shareholders at any time. In addition to being contrary to the BCL, any limitation on this right would impermissibly impede the Board's ability to fulfill its fiduciary duties to the Company's shareholders. Implementation of the Proposal as contemplated by Interpretation B would violate New York law because the

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[5] It is notable that the Proposal does not seek to impose a process-based limitation on the Board's power to call special meetings of shareholders (by, for example, requiring unanimous approval to call special meetings). Interpretation B instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's outstanding common stock—that is unrelated to the process through which the Board makes decisions. We note that courts in some jurisdictions have distinguished "process-oriented" bylaws regulating *procedures* through which board decisions are made from bylaws that purport to intrude upon the board's *substantive* decision-making authority on the grounds that "process-oriented" bylaws only define the process and procedures by which decisions of the board are made and do not divest the board of its substantive decision-making power. *See* CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227 (Del. 2008). There are numerous examples of "process-oriented" bylaws in the BCL. *See, e.g., N.Y. Bus. Corp. Law* § 702(b) (authorizing bylaws that fix the number of directors on the board); § 707 (authorizing bylaws that reduce the number of directors required for a quorum (with certain exceptions)); and § 708(c) (authorizing bylaws that prevent the participation in board meetings by telephone or similar communication equipment). In this case, the requirement under Interpretation B that the Board hold 10% of the Company's outstanding common stock would completely disable its substantive decision-making ability to call a special meeting unless and until the requirement could be satisfied.

requirement that the Board hold 10% of the Company's outstanding common stock in order to call a special meeting of shareholders is impermissible.[6]

IV. CONCLUSION

Based upon and subject to the foregoing, it is our opinion that if the Company were to interpret and implement the Proposal as contemplated by Interpretation A, the Proposal would impermissibly violate New York law, and that a New York court, if presented with this question, would so conclude. Additionally, based upon and subject to the foregoing, it is also our opinion that if the Company were to interpret and implement the Proposal as contemplated by Interpretation B, the Proposal would impermissibly violate New York law, and that a New York court, if presented with this question, would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal, and except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

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[6] Our conclusion is not impacted by references in the Proposal to any exception or exclusion conditions applying only to "the fullest extent permitted by state law." Under a literal reading, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (that is, the Company and the shareholders will not impose any exception or exclusion conditions not required by state law). However, there is no "extent" to which the condition in the Proposal as contemplated by Interpretation B—that the Board hold at least 10% of the Company's outstanding common stock in order to call a special meeting—is permissible under New York law.

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